Exhibit 15.2

PAN AMERICAN ENERGY SL

Estimated

Future Reserves and Income

CNOOC’s 25 Percent Ownership of

Pan American Energy SL

(Through a 50 Percent Ownership of Bridas Corporation)

SEC Pricing & Cost Parameters

As of

December 31, 2019

/s/ Anna Milena Hardesty	/s/ Timothy W. Smith
Anna Milena Hardesty, P.E.	Timothy W. Smith, P.E.
TBPE License No. 65320	TBPE License No. 70195
Senior Vice President	Senior Vice President

[SEAL]	[SEAL]

RYDER SCOTT COMPANY, L.P.

TBPE Firm Registration No. F-1580

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

TBPE REGISTERED ENGINEERING FIRM F-1580		FAX (713) 651-0849
1100 LOUISIANA SUITE 4600	HOUSTON, TEXAS 77002-5294	TELEPHONE (713) 651-9191

March 13, 2020

CNOOC Limited

Mr. Liu Yongjie

No. 25, Chao YangMenNei Dajie

Dong Cheng District

Beijing 100010

China

Dear Mr. Liu Yongjie:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved, probable and possible reserves, future production, and income attributable to CNOOC’s 50% ownership of Bridas Corporation, as of December 31, 2019. Bridas owns 50% of Pan American Energy SL (Pan American) and, therefore, CNOOC is entitled to 25% ownership of Pan American’s interests in the subject properties. The subject properties are located in the provinces of Neuquen and Tierra del Fuego (onshore and offshore), Argentina. The proved reserves were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The probable and possible reserves were estimated based on the definitions and disclosure guidelines contained in the Society of Petroleum Engineers (SPE), World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), Society of Petroleum Evaluation Engineers (SPEE), Society of Exploration Geophysicists (SEG), Society of Petrophysicists and Well Log Analysts (SPWLA), and European Association of Geoscientists & Engineers (EAGE) 2018 Petroleum Resources Management System (SPE-PRMS), which were revised in June 2018. The income data for all categories of reserves were estimated using the SEC requirements for future price and cost parameters. This report should not be publically disclosed and is intended for Pan American’s internal use only. The results of our third party study, completed on February 17, 2020, are presented herein. The properties included in this evaluation are listed below:

The properties evaluated by Ryder Scott that are located in Argentina and are included in this report account for a portion of Pan American’s total net proved, probable and possible reserves as of December 31, 2019. Based on information provided by Pan American, the third party estimate conducted by Ryder Scott addresses 20.2 percent of the total proved, 30.0 percent of the total probable and 41.8 percent of the total possible net hydrocarbon reserves of Pan American, on a barrel equivalent basis, assuming a conversion factor of 5,800 cubic feet of natural gas per barrel of oil equivalent.

The estimated reserves and future income amounts presented in this report, as of December 31, 2019, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on SEC parameters using the average prices during the 12-month period prior to the “as of date” of this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. For gas sales, some of the prices received by Pan American are determined by the Argentine government’s incentive programs and these were applied to the projects that currently receive or qualify to receive such prices in the future. Actual future prices may vary considerably from the prices assumed in this report. The recoverable reserves volumes and the income attributable thereto have a direct relationship to the hydrocarbon prices actually received; therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

SUITE 800, 350 7TH AVENUE, S.W.	CALGARY, ALBERTA T2P 3N9	TEL (403) 262-2799	FAX (403) 262-2790
633 17TH STREET, SUITE 1700	DENVER, COLORADO 80202	TEL (303) 339-8110

Pan American Energy SL – CNOOC’s 25 Percent Ownership
March 13, 2020

SEC PRICING & COST PARAMETERS

Estimated Net Reserves and Income Data CNOOC’s 25 Percent Ownership of

Pan American Energy SL

As of December 31, 2019

	Proved – SEC Definitions
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Reserves
Oil/Condensate – Barrels	4,493,187	315,033	14,134,130	18,942,350
Plant Products - Barrels	1,174,773	790	0	1,175,563
Gas – MMcf	216,768	6,349	114,565	337,682
Income Data ($M)
Future Gross Revenue	$1,089,817	$43,101	$1,185,588	$2,318,506
Deductions	428,779	21,276	742,629	1,192,684
Future Net Income (FNI)	$661,038	$21,825	$442,959	$1,125,822

Discounted FNI @ 10%	$437,791	$12,852	$148,903	$599,546

	Probable – SPE-PRMS Definitions
	Developed			Total
	Producing	Non-Producing	Undeveloped	Probable
Net Reserves
Oil/Condensate – Barrels	687,172	79,779	12,859,048	13,625,999
Plant Products - Barrels	467,501	266	290,750	758,517
Gas – MMcf	54,404	372	175,298	230,074
Income Data ($M)
Future Gross Revenue	$244,559	$5,666	$1,335,388	$1,585,613
Deductions	61,531	1,243	610,627	673,401
Future Net Income (FNI)	$183,028	$4,423	$724,761	$912,212

Discounted FNI @ 10%	$42,461	$2,443	$241,785	$286,689

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Pan American Energy SL – CNOOC’s 25 Percent Ownership
March 13, 2020

	Possible – SPE-PRMS Definitions
	Developed			Total
	Producing	Non-Producing	Undeveloped	Possible
Net Reserves
Oil/Condensate – Barrels	64,202	61,815	12,686,545	12,812,562
Plant Products - Barrels	0	0	334,040	334,040
Gas – MMcf	19	334	125,246	125,599
Income Data ($M)
Future Gross Revenue	$3,590	$4,631	$1,148,618	$1,156,839
Deductions	718	916	386,036	387,670
Future Net Income (FNI)	$2,872	$3,715	$762,582	$769,169

Discounted FNI @ 10%	$1,703	$2,286	$256,352	$260,341

Liquid hydrocarbons are expressed in standard 42 U.S. gallon barrels. Oil/condensate volumes include gasoline, which is stripped from the gas and sold as oil. LPG volumes are included above as Plant Products. All gas volumes are reported on an “as sold” basis expressed in millions of cubic feet (MMcf) at the official temperature and pressure bases of the areas in which the gas reserves are located. In this report, the revenues, deductions, and income data are expressed as thousands of U.S. dollars ($M).

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package ARIESTM Petroleum Economics and Reserves Software, a copyrighted program of Halliburton. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

The future gross revenue is not subject to direct production taxes. The deductions incorporate the normal direct costs of operating the wells, recompletion costs, development costs, royalty payments and certain abandonment costs net of salvage. The future net income is before the deduction of Argentine federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income.

Gas reserves account for approximately 54.5 percent of the total future gross revenue from proved reserves and liquid hydrocarbon reserves account for the remaining 45.5 percent of total future gross revenue from the proved reserves reported herein. Gas reserves account for approximately 52.1 percent of the total future gross revenue from probable reserves and liquid hydrocarbon reserves account for the remaining 47.9 percent of total future gross revenue from the probable reserves reported herein. Liquid hydrocarbon reserves account for approximately 60.7 percent of the total future gross revenue from possible reserves and gas reserves account for the remaining 39.3 percent of total future gross revenue from the possible reserves reported herein.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Pan American Energy SL – CNOOC’s 25 Percent Ownership
March 13, 2020

	Discounted Future Net Income ($M)
	As of December 31, 2019
Discount Rate	Total	Total	Total
Percent	Proved	Probable	Possible
5	$799,371	$492,982	$426,476
15	$468,817	$175,717	$171,361
20	$378,749	$111,754	$119,725
25	$314,104	$72,853	$87,743

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10 (a). The probable reserves and possible reserves included herein conform to the definitions of reserves sponsored and approved by the SPE, WPC, AAPG, SPEE, SEG, SPWLA and EAGE as set forth in the 2018 SPE-PRMS. An abridged version of the SEC proved reserves definitions from 210.4-10(a) and the SPE-PRMS probable and possible reserves terms and definitions used herein are included as attachments to this report and entitled “PETROLEUM RESERVES DEFINITIONS and 2018 PETROLEUM RESOURCES MANAGEMENT SYSTEM.”

The various reserves development and production status categories are defined in the attachment to this report entitled “PETROLEUM RESERVES STATUS DEFINITIONS and GUIDELINES.” The developed proved and probable non-producing reserves included herein consists of the shut-in and behind pipe categories, and the possible non-producing reserves consist of the shut-in category.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The gas volumes presented herein do not include volumes of gas consumed in operations as reserves. At Pan American’s request, we have calculated the volume of gas projected to be consumed in operations for the proved, probable and possible categories. Reserves guidelines allow for these volumes to be considered as reserves at the company’s election. These volumes, to which no revenues were attributed, are as follows and are incremental to the reserves shown above:

	Total	Total	Total
	Proved	Probable	Possible
Gas Fuel Consumption - MMcf	15,115	9,085	5,479

Reserves Uncertainty

All reserves estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. Estimates will generally be revised only as additional geologic or engineering data becomes available or as economic conditions change.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Pan American Energy SL – CNOOC’s 25 Percent Ownership
March 13, 2020

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” The relative degree of uncertainty may be conveyed by placing reserves into one of two principal categories, either proved or unproved.

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.” The proved reserves included herein were estimated using deterministic methods. The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a “high degree of confidence that the quantities will be recovered.”

For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.”

Unproved reserves are less certain to be recovered than proved reserves and may be further sub-categorized as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Probable reserves are “those additional reserves that analysis of geoscience and engineering data indicates are less likely to be recovered than proved reserves but more certain to be recovered than possible reserves.” For probable reserves, it is “equally likely that actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves” (cumulative 2P volumes). Possible reserves are “those additional reserves that analysis of geoscience and engineering data indicates are less likely to be recoverable than probable reserves.” For possible reserves, the “total quantities ultimately recovered from the project have a low probability to exceed the sum of the proved plus probable plus possible reserves” (cumulative 3P volumes).

The reserves included herein were estimated using deterministic methods and are presented as incremental quantities. Under the deterministic incremental approach, discrete quantities of reserves are estimated and assigned separately as proved, probable or possible based on their individual level of uncertainty.

The reserves volumes and income quantities attributable to the different reserves categories that are included herein have not been adjusted to reflect these varying degrees of risk associated with them and thus are not comparable. Petroleum reserves under different categories such as proved, probable and possible should not be aggregated with each other without due consideration of the appreciable differences in the criteria associated with their categorization. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

The reserves reported herein are limited to the period prior to expiration of current contracts providing the legal rights to produce, or a revenue interest in such production, unless evidence indicates that contract renewal is reasonably certain. At Pan American’s request the probable and possible reserves in the Cuenca Marina Austral Concession were extended 10 years beyond the concession limit of May 1, 2031 as they have historically been successful in obtaining contract extensions. Furthermore, properties in the country of Argentina may be subjected to substantially varying contractual fiscal terms that affect the net revenue to Pan American for the production of these volumes. The prices and economic return received for these net volumes can vary materially based on the terms of these contracts. Therefore, when applicable, Ryder Scott reviewed the fiscal terms of such contracts and discussed with Pan American the net economic benefit attributed to such operations for the determination of the net hydrocarbon volumes and income thereof. Ryder Scott has not conducted an exhaustive audit or verification of such contractual information. Neither our review of such contractual information nor our acceptance of Pan American’s representations regarding such contractual information should be construed as a legal opinion on this matter.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Pan American Energy SL – CNOOC’s 25 Percent Ownership
March 13, 2020

This report includes certain volumes of proved, probable and possible reserves attributable to statutory royalties owed to various provincial governments where the properties are located that are treated as taxes to be paid in cash. As a result, the hydrocarbon reserves included in this report are not adjusted for royalty deductions.

Possible Effects of Regulation

Ryder Scott did not evaluate the country and geopolitical risks in the country of Argentina where Pan American operates or has interests. Pan American’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved, probable and possible reserves actually recovered and amounts of proved, probable and possible income actually received to differ significantly from the estimated quantities.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Pan American owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Methodology Employed for Estimates of Reserves

The estimation of reserves quantities involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities. The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy. These methods may be used individually or in combination by the reserves evaluator in the process of estimating the quantities of reserves. Reserves evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated, and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of these data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of recoverable hydrocarbons is identified, the evaluator must determine the uncertainty associated with the incremental quantities of those recoverable hydrocarbons. If the quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity is addressed by the reserves category assigned by the evaluator. Therefore, it is the categorization of incremental recoverable quantities that addresses the inherent uncertainty in the estimated quantities reported.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Pan American Energy SL – CNOOC’s 25 Percent Ownership
March 13, 2020

Estimates of reserves quantities and their associated categories or classifications may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of the recoverable quantities and their associated categories or classifications may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The reserves for the properties included herein were estimated by performance methods, the volumetric method, analogy, or a combination of methods. In general, reserves attributable to producing wells and/or reservoirs were estimated by performance methods. These performance methods include, but may not be limited to, decline curve analysis and material balance, which utilized extrapolations of historical production and pressure data generally available through October 2019 in those cases where such data were considered to be definitive. The data used in these analyses were furnished to Ryder Scott by Pan American and were considered sufficient for the purpose thereof. In certain cases, producing reserves were estimated by a combination of methods including decline curve analysis, the volumetric method and material balance. These methods were used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as the only basis for the estimates was considered to be inappropriate.

Reserves attributable to proved, probable and possible non-producing and undeveloped status categories included herein were estimated by the volumetric method, analogy, material balance or a combination of methods. The volumetric analysis utilized pertinent well and seismic data, reports and other data furnished to Ryder Scott by Pan American that were generally available through October 2019. The data utilized from the analogues as well as well data incorporated into our analysis were considered sufficient for the purpose thereof.

The major fields that were evaluated based primarily on performance or analogy methods include the Cañadon Alfa and Vega Pleyade fields in the Austral Basin, and Aguada Pichana, Aguada San Roque, Loma Las Yeguas, Bandurria Centro, Coiron Amargo Sur Este, Aguada de Castro and Lindero Atravesado fields in the Neuquen Basin. The major field that was evaluated by the volumetric method is the Fenix field in the Austral Basin. Material balance methods were also used to support our results for the Aguada San Roque, Aries and Loma Las Yeguas fields. A combination of methods was used in the evaluations of the Carina, Aries and Leo fields. Proved reserves for the remaining fields were evaluated using performance methods.

Assumptions and Data Considered for Estimates of Reserves

To estimate economically recoverable proved, probable and possible oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved, probable and possible reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. Likewise, under the SPE-PRMS Section 1.1.0.6, “reserves are those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions.”

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Pan American Energy SL – CNOOC’s 25 Percent Ownership
March 13, 2020

Pan American has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecasts of future production and income, we have relied upon data furnished by Pan American with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or contract areas, other costs such as transportation and/or processing fees, provincial royalty payments, recompletion and development costs, development plans, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Pan American. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein.

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data. If no production decline trend has been established, future production rates were generally projected based upon analogue well behavior. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Pan American. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Pan American Energy SL – CNOOC’s 25 Percent Ownership
March 13, 2020

Pan American furnished us with the above mentioned average prices in effect on December 31, 2019. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used for the geographic area included in the report. In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements.

The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees and/or distance from market, referred to herein as “differentials.” The differentials used in the preparation of this report were furnished to us by Pan American. The differentials furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Pan American to determine these differentials.

Certain gas prices for programs that incentivize investment in the development of production of natural gas from unconventional reservoirs were provided by Pan American based on governmental price allowances for such gas. These price allowances are approved by the Argentine government on a case by case basis. The government considers price allowances for projects that motivate a company to increase production above a baseline as an incentive to produce incremental gas that receives a higher price. When these programs were enacted, gas was in short supply in Argentina. Such higher gas price allowances under programs designated as “Resolución 419/17” by the Argentine government are being paid for certain volumes of gas delivered by Pan American from certain properties that meet these higher gas price criteria. In all cases where we have used Resolucion 419/17 prices, Pan American has informed us that such prices either are currently in effect or have reasonable expectation of being received in the future.

In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the “average realized prices.” The average realized prices shown in the table below were determined from the total future gross revenue and the total net reserves by category for the geographic area and presented in accordance with SEC disclosure requirements for the geographic area included in the report.

Geographic Area	Product	Price Reference	Average Benchmark Prices	Average Proved Realized Prices	Average Probable Realized Prices	Average Possible Realized Prices
Argentina	Oil/Condensate	WTI	$55.69/bbl	$53.91/bbl	$54.10/bbl	$54.07/bbl
	LPG	Various Contracts	N/A	$28.83/bbl	$29.38/bbl	$29.38/bbl
	Gas	Various Contracts	N/A	$3.74/Mcf	$3.59/Mcf	$3.62/Mcf

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Pan American Energy SL – CNOOC’s 25 Percent Ownership
March 13, 2020

While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were omitted from consideration in making this evaluation.

Costs

Operating costs for the contract areas and wells in this report were furnished by Pan American and are based on the operating expense reports of Pan American and include only those costs directly applicable to the contract areas or wells. The operating costs include a portion of general and administrative costs allocated directly to the contract areas and wells. The operating costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the operating cost data used by Pan American. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the contract areas or wells.

Development costs were furnished to us by Pan American and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of these costs. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were material. The estimates of the net abandonment costs furnished by Pan American were accepted without independent verification.

The proved, probable and possible non-producing reserves and the proved, probable and possible undeveloped reserves in this report have been incorporated herein in accordance with Pan American’s plans to develop these reserves as of December 31, 2019. The implementation of Pan American’s development plans as presented to us and incorporated herein is subject to the approval process adopted by Pan American’s management. As the result of our inquiries during the course of preparing this report, Pan American has informed us that the development activities included herein have been subjected to and received the internal approvals required by Pan American’s management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to Pan American. Pan American has assured us of their intent, commitment, and ability to proceed with the development activities included in this report. Pan American has provided written documentation supporting their commitment to proceed with the development activities as presented to us. Additionally, Pan American has informed us that they are not aware of any legal, regulatory, or political obstacles that would significantly alter their plans. While these plans could change from those under existing economic conditions as of December 31, 2019, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

According to the SEC Regulations Part 210.4-10(a) (31), “undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time frame.” In accordance with SPE-PRMS guidelines, “a reasonable time frame for the initiation of development depends on the specific circumstances and varies according to the scope of the project. While 5 years is recommended as a benchmark, a longer time frame could be applied where, for example, development of an economic project is deferred at the option of the producer for, among other things, market-related reasons, or to meet contractual or strategic objectives.” Certain material probable and possible undeveloped reserves are forecast to be developed beyond the five-year time frame in this report due to

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Pan American Energy SL – CNOOC’s 25 Percent Ownership
March 13, 2020

various strategic and operational considerations including capacity planning, the complex scheduling of development in the remote offshore Argentina environment, rig scheduling and/or prioritizing of projects. Furthermore, Pan American has also assured us that for the evaluated properties, any development initiated beyond “a reasonable time frame” is in accordance with the above mentioned guidelines.

Current costs were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have approximately eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization. Regulating agencies require that, in order to maintain active status, a certain amount of continuing education hours be completed annually, including an hour of ethics training. Ryder Scott fully supports this technical and ethics training with our internal requirement mentioned above.

We are independent petroleum engineers with respect to Pan American and CNOOC Limited. Neither we nor any of our employees have any financial interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing, reviewing and approving the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Pan American Energy SL – CNOOC’s 25 Percent Ownership
March 13, 2020

Terms of Usage

This report was prepared for the exclusive use and sole benefit of CNOOC Limited and may not be put to other use without our prior written consent for such use. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

/s/ Anna Milena Hardesty [seal]

Anna Milena Hardesty, P.E.
TBPE License No. 65320
Senior Vice President

/s/ Timothy W. Smith [seal]

Timothy W. Smith, P.E.
TBPE License No. 70195
Senior Vice President

AMH-TWS (GR)/pl

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS